Exhibit 99.2

For more information, contact:

Jack Murphy

ICR for Pensare

(646) 677-1834

jack.murphy@icrinc.com

Pensare Joins AT&T Partner Exchange

Atlanta, GA, July 25, 2019

Taking advantage of the AT&T* network, Pensare Acquisition Corp. (“Pensare”) today announced that it has joined AT&T Partner Exchange®. Pensare can now bundle and resell AT&T network, mobility, IoT and cybersecurity solutions with its own services to serve as a one-stop-shop for business customers.

Pensare will be able to offer valuable solutions that run on the highly secure, reliable and scalable AT&T network to help its customers extend their reach and grow their businesses.*

“Pensare is excited to enter into this relationship with AT&T, which is an important part of our strategy to provide business customers with a one-stop, bundled solution for connectivity, communications and other critical managed services such as software defined wide area networks (SD-WAN), with the highest levels of customer service”, said Darrell Mays, Pensare CEO.

“Business customers rely on technology to help them move faster, become more efficient and drive their results. Working collaboratively, we look forward to helping Pensare help their customers do just that,” said Sara Straley, AVP Sales & Marketing, AT&T Partner Exchange. “Not only will Pensare have access to the strategic wireline and wireless solutions their customers demand, but using our enablement tools and innovative resources, they can also increase their responsiveness.”

*AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.

About Pensare

Pensare Acquisition Corp. is a special purpose acquisition company that announced its plan to provide cloud-based, fully managed unified communications, networking, and managed IT and security services to targeted mid-market business customers. Pensare went public on Nasdaq in July 2017.